Exhibit 99.2

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Cronos Group Inc.

720 King Street West, Suite 320

Toronto, Ontario

M5V 2T3

2.	Date of Material Change

December 7, 2018

3.	News Release

The news release with respect to the material change referred to in this report was disseminated on December 7, 2018 through the facilities of Canada Newswire. A copy of such news release is attached hereto as Schedule “A”.

4.	Summary of Material Change

Equity Investment

On December 7, 2018, Cronos Group Inc. (the “Company”) announced that it had entered into a subscription agreement (the “Subscription Agreement”) with Altria Summit LLC (“Purchaser”), a wholly-owned subsidiary of Altria Group, Inc. (“Altria” and, together with the Company and Purchaser, the “Parties”) and, solely for certain limited purposes set forth therein, Altria, pursuant to which the Purchaser has agreed to purchase (i) 146,220,892 common shares of the Company (the “Common Shares”) at a price of C$16.25 per Common Share and (ii) a warrant (the “Warrant”) entitling Purchaser to subscribe for up to an additional 72,207,848 Common Shares having an exercise price of C$19.00 per Common Share, for an aggregate subscription price of C$2,376,089,495 (the “Transaction”).

It is expected that the Purchaser will have beneficial ownership of approximately 45% of the issued and outstanding Common Shares (calculated on a non-diluted basis) as of closing of the Transaction. Assuming the Warrant is exercised in full on the closing of the Transaction, it is expected that Purchaser would have beneficial ownership of approximately 55% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Subscription Agreement contains certain adjustment provisions to ensure that the number of Common Shares issuable at closing of the Transaction represents 45% of the issued and outstanding Common Shares (calculated on a non-diluted basis) and that the Warrant, if exercised in full on the closing of the Transaction, would result in a 10% increase to Altria’s beneficial ownership of the issued and outstanding Common Shares (calculated on a non-diluted basic).

Governance Rights

Pursuant to the Subscription Agreement, at closing of the Transaction, Altria will have the right to nominate four directors, including one independent director, to serve on the board of directors of the Company (the “Board”), which will be increased from five to seven directors.

At closing of the Transaction, the Company and Altria will also enter into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Altria will be provided with certain governance rights so long as Altria, the Purchaser and their respective controlled affiliates (collectively, the “Altria Group”), collectively, meet certain specified beneficial ownership thresholds of the then issued and outstanding Common Shares, including the right to nominate a specified number of directors to the Board, approval rights over certain Company actions and pre-emptive and top-up rights entitling Altria to maintain its pro rata beneficial ownership in the Company.

Altria’s Exclusive Cannabis Partner

Until the earlier of (i) the six-month anniversary of the date that the Altria Group beneficially owns less than 10% of the issued and outstanding Common Shares and (ii) the six-month anniversary of the termination of the Investor Rights Agreement, Altria has agreed to make the Company its exclusive partner for pursuing cannabis opportunities throughout the world (subject to certain limited exceptions).

At closing, the Parties or their respective affiliates are also expected to enter into commercial support agreements under which Altria will provide services relating to research and development, marketing, advertising and brand management, government relations and regulatory affairs, and finance, tax planning, logistics and other corporate administrative services (the “Commercial Agreements”).

Closing and Approvals

The Transaction is expected to close in the first half of 2019. The Transaction is subject to customary closing conditions, including the receipt of approval from the Toronto Stock Exchange and Nasdaq Global Select Market, regulatory approval pursuant to the Investment Canada Act and approval of at least the majority of votes cast by holders of Common Shares (the “Shareholders”) present in person or by proxy at a meeting of Shareholders (the “Shareholder Approval”).

5.	Full Description of Material Change

Subscription Agreement

Equity Investment

On December 7, 2018, the Company announced that it had entered into the Subscription Agreement, pursuant to which the Purchaser has agreed to purchase (i) 146,220,892 Common Shares and (ii) the Warrant entitling Purchaser to subscribe for up to an additional 72,207,848 Common Shares having an exercise price of C$19.00 per Common Share, for an aggregate subscription price of C$2,376,089,495.

It is expected that the Purchaser will have beneficial ownership of approximately 45% of the issued and outstanding Common Shares (calculated on a non-diluted basis) as of closing of the Transaction. Assuming the Warrant is exercised in full on the closing of the Transaction, it is expected that Purchaser would have beneficial ownership of approximately 55% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Subscription Agreement contains certain adjustment provisions to ensure that the number of Common Shares issuable at closing of the Transaction represents 45% of the issued and outstanding Common Shares (calculated on a non-diluted basis) and that the Warrant, if exercised in full on the closing of the Transaction, would result in a 10% increase to Altria’s beneficial ownership of the issued and outstanding Common Shares (calculated on a non-diluted basis).

The Warrant will be exercisable at any time, and from time to time, for a period of four years following the closing of the Transaction pursuant to the terms of the warrant certificate representing and evidencing the Warrant (the “Warrant Certificate”). The Warrant Certificate also includes certain anti-dilution provisions or adjustments in the event that the Company: (i) (A) issues Common Shares to Shareholders by way of share dividend, (B) makes a distribution to Shareholders payable in Common Shares, (C) subdivides, splits or otherwise divides the Common Shares, (D)

consolidates, reverse-splits or otherwise aggregates the Common Shares; (ii) reclassifies the Common Shares or undergoes a capital reorganization, consolidation, amalgamation, arrangement, binding share exchange, merger or other combination that has the effect of converting the Common Shares into the same or a different number of shares, other securities or property, including cash; and (iii) issues Common Shares or securities exchangeable for or convertible into Common Shares or effects a repurchase, redemption or takes any other action that results in a reduction in the number of Common Shares outstanding.

Board Nomination Right and Expansion of the Board Size

Pursuant to the Subscription Agreement, at closing of the Transaction, Altria will have the right to nominate four directors (the “Altria Nominees”), including one independent director, to serve on the Board, which will be increased from five to seven directors.

Representations and Warranties and Covenants

The Subscription Agreement contains customary representations and warranties from the Parties and each have agreed to customary covenants, including, among others, covenants on the part of the Company relating to: (i) the Company’s obligations to take all necessary actions to convene and hold a meeting of Shareholders to consider and vote upon the Transaction and the election of the Altria Nominees to the Board; and (ii) the conduct of the Company’s business during the interim period between the execution of the Subscription Agreement and the closing of the Transaction.

The Company has also agreed to certain non-solicitation provisions, including, but not limited to: (i) not to solicit any inquiry or the making of any proposal or offer that would constitute an alternative acquisition proposal; (ii) subject to certain limited and customary exceptions, not to engage in, continue or otherwise participate in any discussions or negotiations relating to, or provide any non-public information or data in connection with, any alternative acquisition proposal; or (iii) subject to certain exceptions, that the Board will not withhold, withdraw, qualify or modify its recommendation that the Shareholders vote to approve the approval resolution with respect to the Transaction (the “Company Board Recommendation”).

Termination

The Subscription Agreement entitles each of the Company and the Purchaser to certain termination rights, exercisable upon the occurrence of certain events, including: (i) by either Purchaser or the Company if (A) the Transaction has not been completed by June 7, 2019 (subject to extension in certain circumstances, the “Outside Date”), (B) Shareholder Approval is not obtained at the meeting or (C) material breach by the other Party; (ii) by Purchaser if (A) prior to obtaining Shareholder approval, the Board withholds, withdraws, qualifies or modifies the Company Board Recommendation (a “Change in Recommendation”) or (B) the Company commits a material breach of the non-solicitation provisions; or (iii) by the Company if, prior to obtaining Shareholder Approval, the Board authorizes the Company to enter into a superior proposal; provided that, prior to or concurrent with such termination, the Company pays a termination fee of C$89,100,000 to Purchaser (the “Termination Fee”).

The Purchaser will also be entitled to the Termination Fee in the event the Subscription Agreement is terminated (i) by the Purchaser as a result of (A) the Company having committed a material breach of the non-solicitation provisions or (B) the Board having made a Change in Recommendation; or (ii) by the Company or Purchaser as a result of (A) the Transaction not being completed by the Outside Date or (B) failure to obtain Shareholder Approval and, in each case under this clause (ii), an alternative acquisition proposal was publicly announced prior to the applicable date and, within 12 months of termination of the Subscription Agreement, the Company enters into an agreement in respect of an alternative transaction satisfying certain conditions.

Investor Rights Agreement

The Subscription Agreement contemplates that, contemporaneously with closing of the Transaction, the Company and Altria will enter into the Investor Rights Agreement.

Board Representation

The Investor Rights Agreement provides that, for so long as the Altria Group continues to beneficially own at least 40% of the issued and outstanding Common Shares and the size of the Board is seven directors, the Company agrees to nominate for election as directors to the Board four individuals designated by Altria. In addition, for so long as Altria Group continues to beneficially own greater than 10% but less than 40% of the issued and outstanding Common Shares, Altria shall be entitled to designate a number of Altria Nominees that represents its proportionate share of the number of directors comprising the Board (rounded up to the next whole number) based on the percentage of the issued and outstanding Common Shares beneficially owned by the Altria Group at the relevant time. At least one Altria Nominee shall be independent as long as Atria has the right to designate at least three Altria nominees and Altria Group beneficially owns less than 50% of the issued and outstanding Common Shares.

Approval Rights

The Investor Rights Agreement also grants Altria, until Altria Group beneficially owns less than 10% of the issued and outstanding Common Shares, approval rights over certain transactions that may be taken by the Company. The Company has agreed that it will not, without the prior written consent of Altria: (i) consolidate or merge into or with another person or enter into any similar business combination; (ii) acquire any shares or similar equity interests, instruments convertible into or exchangeable for shares or similar equity interests, assets, business or operations with an aggregate value of more than C$100,000,000, in a single transaction or a series of related transactions; (iii) subject to certain exceptions, adopt any plan or proposal for a complete liquidation, dissolution or winding up of the Company or any of its significant subsidiaries, or any reorganization or recapitalization of the Company or any of its significant subsidiaries, or commence any claim seeking relief under any applicable laws relating to bankruptcy, insolvency, conservatorship or relief of debtors; (iv) sell, transfer, caused to be transferred, exclusively license, lease, pledge or otherwise dispose of any of its or any of its significant subsidiaries’ assets, business or operations in the aggregate with a value of more than C$60,000,000; (v) subject to applicable law, make any changes to the Company’s policy with respect to the declaration and payment of any dividends on the Common Shares; (vi) subject to certain exceptions, enter into any contract or other agreement, arrangement, understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its subsidiaries, on the one hand, and any related parties, on the other hand, involving consideration or any other transfer of value required to be disclosed pursuant to Item 404 of Regulation S-K promulgated pursuant to Securities Act of 1933; (vii) enter into any contract or other agreement, arrangement or understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its subsidiaries, on the one hand, and certain specified persons; or (viii) engage in the production, cultivation, advertisement, marketing, promotion, sale or distribution of cannabis or any Related Products and Services (as defined below) in any jurisdiction, including the United States, where such activity is prohibited by applicable law as of the date of the Investor Rights Agreement (subject to certain limitations).

Exclusivity Covenant

Pursuant to the Investor Rights Agreement, until the earlier of (i) the six-month anniversary of the date that the Altria Group beneficially owns less than 10% of the issued and outstanding Common Shares and (ii) the six-month anniversary of the termination of the Investor Rights Agreement, Altria has agreed to make the Company its exclusive partner for pursuing cannabis opportunities throughout the world (subject to certain limited exceptions).

In particular, Altria has agreed not to, directly or indirectly, and shall cause the other members of the Altria Group not to, directly or indirectly: (i) develop, produce, manufacture, cultivate, advertise, market, promote, sell or distribute any cannabis or products derived from or intended to be used in connection with cannabis or services intended to relate to cannabis (such products and services, collectively, “Related Products and Services”) anywhere in the world, other than (A) pursuant to any Commercial Agreement or (B) pursuant to a contract approved by an independent committee of the Board (or, at any time when Altria Nominees do not represent a majority of the Board, if fully disclosed to and approved by a majority of the independent members of the Board), entered into by and among or by and between, the Company and/or one or more of its subsidiaries, on the one hand, and any one or more members of the Altria Group, on the other hand (such other contract, an “Approved Company Agreement”); (ii) acquire or make any investment in or otherwise beneficially own any interests in, or lend any money or provide any guarantee to, any person that develops, produces, manufactures, cultivates, advertises, markets, promotes, sells and/or distributes cannabis or any Related Products and Services, other than (A) pursuant to any Commercial Agreement, on the terms and subject to the conditions of the Investor Rights Agreement, Subscription Agreement and the Warrant Certificate, or (B) to the Company and/or any of its subsidiaries, so long as any such acquisition or investment is pursuant to an Approved Company Agreement; (iii) use or allow the use of any of their respective trade names, trademarks, trade-secrets or other intellectual property rights in connection with any person that develops, produces, manufactures, cultivates, advertises, markets, promotes, sells and/or distributes cannabis or any Related Products and Services, other than (A) pursuant to any Commercial Agreement, or on the terms and subject to the conditions of the Investor Rights Agreement, Subscription Agreement, the Warrant Certificate and the Commercial Agreements, or (B) to the Company and/or any of its subsidiaries, so long as any such use of trade names, trademarks, trade-secrets or other intellectual property rights with the Company and/or any of its subsidiaries is pursuant to an Approved Company Agreement; or (iv) contract with or arrange for any third party (other than the Company or any of its subsidiaries) to do any of the foregoing.

Pre-Emptive Rights and Top-Up Rights

Pursuant to the terms of the Investor Rights Agreement, Altria, provided the Altria Group continues to beneficially own at least 20% of the issued and outstanding Common Shares, will have a right to purchase, directly or indirectly by another member of Altria Group, upon the occurrence of certain issuances of Common Shares by the Company (a “Triggering Event”), up to such number of Common Shares issuable in connection with the Triggering Event which will, when added to the Common Shares beneficially owned by the Altria Group immediately prior to the Triggering Event, result in the Altria Group beneficially owning the percentage of issued and outstanding Common Shares that the Altria Group beneficially owned prior to the Triggering Event.

In addition, the Investor Rights Agreement provides Altria with top-up rights, whereby, subject to obtaining the necessary approvals and for so long as Altria Group beneficially owns at least 20% of the issued and outstanding Common Shares, Altria shall have the right to subscribe for Common Shares in connection with any Top-Up Securities (as defined below) that the Company may, from time to time, issue after the date of the Investor Rights Agreement. “Top-Up Securities” means any Common Shares issued: (i) on the exercise, conversion or exchange of convertible securities of the Company issued prior to the date of the Investor Rights Agreement or on the exercise, conversion or exchange of convertible securities of the Company issued after the date of the Investor Rights Agreement in compliance with the terms of the Investor Rights Agreement, in each case, excluding any convertible securities of the Company owned by any member of the Altria Group; (ii) pursuant to any share incentive plan of the Company; (iii) on the exercise of any right granted by the Company pro rata to all Shareholders to purchase additional Common Shares and/or other securities of the Company (other than a right issued in a rights offering in which Altria had the right to participate); (iv) in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Company, in each case, with an equity component; or (v) in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), mergers or similar business combination transactions or joint ventures undertaken and completed by the Company, in each case, other than (A) the securities issued pursuant to Altria’s pre-emptive right and (B) Common Shares issued pursuant to the Collaboration and License Agreement, dated September 1, 2018, by and between the Company and Ginkgo Bioworks, Inc.

Registration Rights

The Investor Rights Agreement provides Altria with the right, subject to certain limitations and to the extent permitted by applicable law, to require the Company to use reasonable commercial efforts to file a prospectus under applicable securities laws and/or a registration statement, qualifying Common Shares held by Altria for distribution in Canada and/or the United States. In addition, the Investor Rights Agreement provides Altria with the right to require the Company to include Common Shares held by Altria in any proposed distribution of Common Shares in Canada and/or the United States by the Company for its own account.

Termination

The Investor Rights Agreement contemplates that it will terminate automatically on the earliest of: (i) the point in time when Altria Group beneficially owns less than 5% of the issued and outstanding Common Shares; (ii) upon written notice of the Company or Altria upon the involuntary bankruptcy or reorganization or the material breach of certain provisions of the Investor Rights Agreement by the other party; or (iii) upon mutual consent of the Company and Altria.

Commercial Agreements

The Subscription Agreement contemplates that the Company, Purchaser and Altria will enter into Commercial Agreements under which Altria will provide services relating to research and development, marketing, advertising and brand management, government relations and regulatory affairs, and finance, tax planning, logistics and other corporate administrative services. The services under the Commercial Agreements are expected to be provided on customary terms and at a reasonably allocated cost to the Company mutually agreed by the Company and Altria plus 5%.

Board Recommendation

The Board, after consultation with its legal and financial advisors, has unanimously determined that the Transaction is in the best interest of the Company, including Shareholders and other stakeholders of the Company, and is unanimously recommending that Shareholders vote in favour of the Transaction. The Board has received an opinion from its financial advisor, Lazard Canada Inc., that as of the date thereof and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the Company pursuant to the Transaction is fair, from a financial point of view, to the Company.

Closing and Approvals

The Transaction is expected to close in the first half of 2019. The Transaction is subject to customary closing conditions, including the receipt of approval from the Toronto Stock Exchange and Nasdaq Global Select Market, regulatory approval pursuant to the Investment Canada Act and Shareholder Approval.

Additional Information

Further information regarding the Transaction will be included in the management information circular to be mailed to Shareholders in connection with the Company’s special meeting of Shareholders to approve the Transaction.

The above descriptions of the terms and conditions of the Subscription Agreement and the agreements attached thereto as exhibits, including the form of Warrant Certificate and the form of Investor Rights Agreement, are summaries only and are qualified in their entirety by the terms of the Subscription Agreement which will be filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.	Date of Report

December 7, 2018

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact.

Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this material change report, include, but are not limited to, statements with respect to: our business and operations, our strategy for future growth, the Transaction, the ability of each Party to satisfy the conditions to, and to complete, the Transaction, the number of Common Shares issuable pursuant to the Subscription Agreement and the Warrant, the expected beneficial ownership of Altria following completion of the Transaction and upon exercise of the Warrant, the gross proceeds to the Company resulting from the Transaction and the exercise of the Warrant; the entry into the Investor Rights Agreement and the Commercial Agreements, the timing of the closing of the Transaction; regulatory and shareholder approvals for the Transaction, the mailing of a circular to Shareholders and holding a meeting of Shareholders to approve the Transaction and the closing of the Transaction. No forward-looking statement can be guaranteed and the Company cannot guarantee the future statements contained herein.

Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While the Company considers these assumptions to be reasonable based on information then currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this material change report. Such factors include, without limitation, the ability to complete the Transaction on the anticipated terms and timetable; the ability to obtain Shareholder Approval for the Transaction and the ability to satisfy various other conditions to the closing of the Transaction; the ability to obtain governmental approvals for the Transaction on the proposed terms and schedule, any conditions imposed on the Parties in connection with consummation of the Transaction; the risk that the cost savings and any other synergies from the Transaction may not be fully realized or may take longer to realize than expected; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products; the Company’s ability to manage disruptions in credit markets or changes to its credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the business strategies, growth opportunities and expected investment; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed in the Company’s current MD&A and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this material change report and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law or regulation.

All references to C$ in this material change report are to Canadian dollars.

SCHEDULE “A”

Cronos Group Inc. Announces C$2.4 Billion Strategic Investment from Altria Group, Inc.

Provides Cronos Group with Additional Capital and Complementary Expertise to Accelerate Its

Expansion and Innovation in the Rapidly Growing Global Cannabis Industry

TORONTO, December 7, 2018 – Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that it has entered into a subscription agreement (the “Subscription Agreement”) with Altria Group, Inc. (NYSE: MO) (“Altria”) pursuant to which Altria has agreed to make an approximately C$2.4 billion equity investment in Cronos Group (the “Transaction”) on a private placement basis in exchange for common shares in the capital of the Company (the “Shares”). Altria will also receive Warrants of Cronos Group (the “Warrants”), that if fully exercised, would provide the Company with an additional approximately C$1.4 billion of proceeds. The Shares issuable to Altria pursuant to the Subscription Agreement will result in Altria holding an approximately 45% ownership interest in Cronos Group (calculated on a non-diluted basis), exercise of the Warrants would result in incremental ownership of 10% for a total potential ownership position of 55%. This strategic partnership provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete, scale and lead the rapidly growing global cannabis industry.

“Altria is the ideal partner for Cronos Group, providing the resources and expertise we need to meaningfully accelerate our strategic growth,” said Cronos Group’s Mike Gorenstein, Chairman, President and Chief Executive Officer. “The proceeds from Altria’s investment will enable us to more quickly expand our global infrastructure and distribution footprint, while also increasing investments in R&D and brands that resonate with our consumers. Importantly, Altria shares our vision of driving long-term value through innovation, and we look forward to continuing to differentiate in this area. As one of the largest holding companies in the adult consumer products sector, Altria has decades of experience in regulatory, government affairs, compliance, product development and brand management that we expect to leverage, particularly as new markets for cannabis open around the world.”

“Investing in Cronos Group as our exclusive partner in the emerging global cannabis category represents an exciting new growth opportunity for Altria,” said Howard Willard, Altria’s Chairman and Chief Executive Officer. “We believe that Cronos Group’s excellent management team has built capabilities necessary to compete globally, and we look forward to helping Cronos Group realize its significant growth potential.”

Benefits of the Transaction

•

Accelerates Cronos Group’s pace of growth and expansion. The growth opportunities for Cronos Group are significant and extend across the globe as markets open. With Altria’s resources, Cronos Group expects to be even better positioned to support cannabinoid innovation, create differentiated products and brands across medicinal and recreational categories, and expand its global footprint and growing production capacity.

•

Bolsters Cronos Group’s ability to be an innovation leader in the cannabis industry. Cronos Group’s research collaborations with Gingko Bioworks to develop cultured cannabinoids and its partnership with the Technion Research and Development Foundation for cannabinoid-based skin care treatments are just two recent examples of how the Cronos Group intends to use innovation and its growing intellectual property portfolio to develop new applications for cannabinoids across a range of products and categories. Altria shares Cronos Group’s commitment to innovation, medical cannabis research and state of the art product development.

•

Leverages Altria’s product design, manufacturing, marketing and distribution capabilities and expertise. Cronos Group expects to work with Altria to rapidly expand its product offerings in markets as regulations permit, including device technology. Altria has significant expertise that can serve as building blocks for cannabis vape products. Altria also brings considerable experience with large-scale manufacturing automation, pre-roll technology and supply chain management. In addition, by investing the incremental capital, Cronos Group expects to enhance its attractiveness as a potential partner to other medicinal and consumer focused partners that may work with the Company to further expand its product offerings and distribution capabilities for the benefit of its shareholders.

•

Provides expertise in successfully navigating complex regulatory landscapes. Altria has a strong record of managing multi-faceted regulatory, compliance and government affairs environments related to taxation, product registration, shipping and other legal issues that Cronos Group expects to be able to leverage as cannabis markets develop and open around the world.

•

Raises capital at a premium valuation and delivers even greater upside opportunities for Cronos Group shareholders, employees and partners. Under the terms of the agreement, Altria has agreed to acquire 146.2 million Shares at a price of C$16.25 per Share. The price per Share represents a 41.5% premium to the Company’s 10-day volume weighted average price (“VWAP”) on the TSX, ending November 30, 2018, the last unaffected trading day prior to when Cronos Group publicly disclosed preliminary discussions with Altria. The strategic investment combined with Altria’s expertise and complementary capabilities are expected to better position Cronos Group for significant growth and value creation with benefits to all of the Company’s stakeholders, including its holders of Shares (the “Shareholders”), employees and partners.

Board Recommendation

The Board of Directors of Cronos Group (the “Board”), after consultation with its legal and financial advisors, has unanimously determined that the Transaction is in the best interest of Cronos Group and is unanimously recommending that Shareholders vote in favor of the Transaction. The Board has received an opinion from its financial advisor, Lazard Canada Inc., that as of the date thereof and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the Company pursuant to the Transaction is fair, from a financial point of view, to the Company.

Key Transaction Terms

Equity Investment

Pursuant to the Subscription Agreement, Altria has agreed to acquire 146.2 million Shares at closing at a price of C$16.25 per Share, which represents a 41.5% premium to the 10-day VWAP of the Shares on the TSX on November 30, 2018, the last unaffected trading day prior to when Cronos Group publicly disclosed preliminary discussions with Altria.

Altria will also receive Warrants at closing entitling it to acquire up to an additional 10% ownership position in the Company exercisable from time to time, for a period of four years following closing for an exercise price of C$19.00 per Share, which represents an implied premium of 65.5% to the 10-day VWAP of the Shares on the TSX on November 30, 2018. Altria’s ownership interest in Cronos Group would be approximately 55% (calculated on a non-diluted basis). Additionally, the Warrants will contain certain anti-dilution provisions.

Governance Rights

Pursuant to an investor rights agreement to be entered into, at closing (the “Investor Rights Agreement”), Altria will have the right to nominate four directors, including one independent director, to serve on the Board of Directors of Cronos Group, which will be expanded from five to seven directors in connection with the Transaction.

Altria’s Exclusive Cannabis Partner

Under the Investor Rights Agreement, Altria has agreed to make Cronos Group its exclusive partner for pursuing cannabis opportunities throughout the world (subject to certain limited exceptions.

At closing, the parties are also expected to enter into commercial support agreements under which Altria will provide services relating to marketing and brand management, government affairs, regulatory affairs, and research and development.

Closing and Approvals

The Transaction is expected to close in the first half of 2019, subject to certain customary closing conditions including the receipt of approval from the TSX, and receipt of regulatory approval pursuant to the Investment Canada Act. In addition, under applicable TSX rules, the Transaction will require approval by at least the majority of the votes cast by Shareholders present at a special meeting of Shareholders as the Transaction is expected to materially affect control of Cronos Group.

Additional Information

Further information regarding the transaction will be included in the management information circular to be mailed to Shareholders in connection with the Company’s special meeting of Shareholders to approve the transaction. Copies of the Subscription Agreement and the agreements attached thereto as exhibits, including the form of Warrant and the form of Investor Rights Agreement, will be filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The above descriptions of the terms and conditions of the Subscription Agreement and the agreements attached thereto as exhibits, including the form of Warrant and the form of Investor Rights Agreement, are qualified in their entirety by the terms of the Subscription Agreement which will be filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Advisors

Lazard Canada Inc. is serving as financial advisor to Cronos Group, and Sullivan & Cromwell LLP and Blake, Cassels & Graydon LLP are legal counsel.

Perella Weinberg Partners LP is serving as financial advisor to Altria, and Wachtell, Lipton, Rosen & Katz and Goodmans LLP are legal counsel. Hunton Andrews Kurth LLP is providing legal counsel to Altria regarding the financing.

Analyst / Investor Conference Call and Webcast

Cronos Group will host a conference call and webcast today, Friday, December 7 at 8:30 a.m. ET to discuss today’s announcement.

The conference call can be accessed by dialing (647) 427-7450 for callers from the U.S. and (888) 231-8191 for international callers. The confirmation code is 9359909.

A live webcast of the conference call will be available at https://thecronosgroup.com/investor-relations.

A replay of the conference call will be available for approximately two weeks, from December 7, 2018 through December 21, 2018, and can be accessed by dialing (855) 859-2056 and providing the 9359909 confirmation code.

The webcast will also be archived at https://thecronosgroup.com/investor-relations.

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

About Altria

Altria’s wholly-owned subsidiaries include Philip Morris USA Inc., U.S. Smokeless Tobacco Company LLC, John Middleton Co., Sherman Group Holdings, LLC and its subsidiaries, Nu Mark LLC, Ste. Michelle Wine Estates Ltd. (Ste. Michelle) and Philip Morris Capital Corporation. Altria holds an equity investment in Anheuser-Busch InBev SA/NV (AB InBev).

The brand portfolios of Altria’s tobacco operating companies include Marlboro®, Black & Mild®, Copenhagen®, Skoal®, VERVE®, MarkTen® and Green Smoke®. Ste. Michelle produces and markets premium wines sold under various labels, including Chateau Ste. Michelle®, Columbia Crest®, 14 Hands® and Stag’s Leap Wine Cellars™, and it imports and markets Antinori®, Champagne Nicolas Feuillatte™, Torres® and Villa Maria Estate™ products in the United States. Trademarks and service marks related to Altria referenced in this release are the property of Altria or its subsidiaries or are used with permission. More information about Altria is available at altria.com and on the Altria Investor app.

Take a closer look at Altria and its companies on altria.com.

Follow Altria on Twitter at @AltriaNews.

Forward-Looking Statements

This communication contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this communication, include, but are not limited to, statements with respect to: the proposed investment by Altria Group in Cronos Group (the “proposed transaction”), our business and operations, our strategy for future growth, expanding our global footprint, including the timing thereof, our intention to build an international iconic brand portfolio and develop disruptive intellectual property and our ability to build an industry leading company that transforms the perception of cannabis and responsibly elevates the consumer experience.

No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the future statements contained herein. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information then currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this communication. Such factors include, without limitation, the ability to complete the proposed transaction between Cronos Group and Altria Group on anticipated terms and timetable; the ability to obtain approval by the shareholders of Cronos Group related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the subscription agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, any conditions imposed on the parties in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products; Cronos Group’s ability to manage disruptions in credit markets or changes to its credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the business strategies, growth opportunities and expected investment; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed in Cronos Group’s current MD&A and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov, respectively. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this communication and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. Cronos Group undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law or regulation.

Investor Relations Contact

Anna Shlimak

(416) 504-0004

investor.relations@thecronosgroup.com

Media Contact

Adam Pollack or Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449